Quartz Mountain Update

April 4, 2014 Vancouver, BC - Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) (TSX-V: QZM; OTC: QZMRF) announces that, further to its release of November 15 2013, Amarc Resources Ltd. has terminated joint ventures with the Company and returned earned interests in the Galaxie and ZNT Projects in British Columbia. As a result, Quartz Mountain owns 100% of the Galaxie and ZNT Projects.

About Quartz Mountain Resources Ltd.

Quartz Mountain Resources Ltd. is a Vancouver-based exploration company focused on making a major new deposit discovery in British Columbia. Quartz Mountain is associated with Hunter Dickinson Inc. (HDI), a diversified, global mining group with more than 25 years of mineral development success.

For further details, please visit Quartz Mountain's website at www.quartzmountainresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Scott Cousens
Chairman

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.